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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Comverge, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205859101

(CUSIP Number)

Phyllis Reid
EnerTech Capital
700 Building, 435 Devon Park Drive
Wayne, PA 19087
(610) 977-7534

___________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 205859101	13D	Page 2 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Partners, L.P. (“ECP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
77,791 shares directly held by ECP, except that EnerTech Management, L.P. (“EM”), the general partner of ECP, EnerTech Management Company, L.P. (“EMC”), the general partner of EM, and  EnerTech Management Company Manager LLC (“EMCM”), the general partner of EMC, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”), the members of the executive board of EMCM, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
77,791 shares directly held by ECP, except that EM, the general partner of ECP, EMC, the general partner of EM, and EMCM, the general partner of EMC, may be deemed to have sole dispositive power, and Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EMCM, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,791 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .40%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 3 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management, L.P. (“EM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,791 shares directly held by ECP. EM is the general partner of ECP and may be deemed to have sole voting power over the shares held by ECP.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 77,791 shares directly held by ECP. EM is the general partner of ECP and may be deemed to have sole dispositive power over the shares held by ECP.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,791 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .40%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 4 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management Company L.P. (“EMC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,791 shares directly held by ECP. EMC, the general partner of EM, may be deemed to have sole voting power of the shares held by ECP.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 77,791 shares directly held by ECP. EMC, the general partner of EM, may be deemed to have sole dispositive power over the shares held by ECP.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,791 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .40%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 5 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management Company Manager LLC (“EMCM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,791 shares directly held by ECP. EMCM, the general partner of EMC, may be deemed to have sole voting power over the shares held directly by ECP.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 77,791 shares directly held by ECP. EMCM, the general partner of EMC, may be deemed to have sole dispositive power over the shares held directly by ECP.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,791 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .40%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 205859101	13D	Page 6 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Holding Company L.P. (“ECHC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
2,018 shares directly held by ECHC, except that EnerTech Capital Holding Company Manager LLC (“ECHCM”), the general partner of ECHC, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”) and William G. Kingsley (“Kingsley”), the members of the executive board of ECHCM, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
2,018 shares directly held by ECHC, except that ECHCM, the general partner of ECHC, may be deemed to have sole dispositive power, and Ungerer and Kingsley, the members of the executive board of ECHCM, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .01%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 7 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Holding Company Manager LLC (“ECHCM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,018 shares directly held by ECHC. ECHCM is the general partner of ECHC and may be deemed to have sole voting power over the shares held by ECHC.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 2,018 shares directly held by ECHC. ECHCM is the general partner of ECHC and may be deemed to have sole dispositive power over the shares held by ECHC.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .01%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 205859101	13D	Page 8 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Partners II, L.P. (“ECP II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
1,520,654 shares directly held by ECP II, except that ECP II Management L.P. (“EM II LP”), the general partner of ECP II, and  ECP II Management LLC (“EM II LLC”), the general partner of EM II LP, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”), the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
1,520,654 shares directly held by ECP II, except that EM II LP, the general partner of ECP II, and  EM II LLC, the general partner of EM II LP, may be deemed to have sole dispositive power, and Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,654 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.79%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 9 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management L.P. (“EM II LP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,520,654 shares directly held by ECP II. EM II LP is the general partner of ECP II and may be deemed to have sole voting power over the shares held by ECP II.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 1,520,654 shares directly held by ECP II. EM II LP is the general partner of ECP II and may be deemed to have sole dispositive power over the shares held by ECP II.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,654 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.79%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 10 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Interfund L.P. (“EI II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
58,007 shares, except that ECP II Management LLC (“EM II LLC”), the general partner of EI II, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”), the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
58,007 shares, except that EM II LLC, the general partner of EI II, may be deemed to have sole dispositive power, and Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,007 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .30%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 11 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management LLC (“EM II LLC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
1,578,661 shares, of which 1,520,654 shares are owned directly by ECP II and 58,007 shares are owned directly by EI II. EM II LLC is the general partner of EM II LP and the general partner of EI II and may be deemed to have sole voting power over the shares held by ECP II and EI II.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

1,578,661 shares, of which 1,520,654 shares are owned directly by ECP II and 58,007 shares are owned directly by EI II. EM II LLC is the general partner of EM II LP and the general partner of EI II and may be deemed to have sole dispositive power over the shares held by ECP II and EI II.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,661 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.09%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 205859101	13D	Page 12 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott B. Ungerer (“Ungerer”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,680 shares (includes 1,406 shares subject to options that are exercisable within 60 days of 12/12/07)
8

SHARED VOTING POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II, 77,791 shares are directly owned by ECP and 2,018 shares are directly owned by ECHC. Ungerer, a member of the executive boards of EM II LLC, EMCM and ECHCM may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 2,680 shares (includes 1,406 shares subject to options that are exercisable within 60 days of 12/12/07)
10

SHARED DISPOSITIVE POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II, 77,791 shares are directly owned by ECP and 2,018 shares are directly owned by ECHC. Ungerer, a member of the executive boards of EM II LLC, EMCM and ECHCM may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,661,150 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.51%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 205859101	13D	Page 13 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William G. Kingsley (“Kingsley”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II, 77,791 shares are directly owned by ECP and 2,018 shares are directly owned by ECHC. Kingsley, a member of the executive boards of EM II LLC, EMCM and ECHCM may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II, 77,791 shares are directly owned by ECP and 2,018 shares are directly owned by ECHC. Kingsley, a member of the executive boards of EM II LLC, EMCM and ECHCM may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,470 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.50%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 205859101	13D	Page 14 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert E. Keith (“Keith”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II and 77,791 shares are directly owned by ECP.  Keith, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II and 77,791 shares are directly owned by ECP. Keith, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,470 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.50%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 205859101	13D	Page 15 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark J. DeNino (“DeNino”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II and 77,791 shares are directly owned by ECP. DeNino, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
1,658,470 shares, of which 1,520,654 shares are owned directly by ECP II, 58,007 shares are owned directly by EI II and 77,791 shares are directly owned by ECP. DeNino, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,470 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.50%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 to the Schedule 13D that was filed on  August 2, 2007 (the “Original Schedule 13D”) is being filed to report the sale by certain of the Reporting Persons of Issuer’s Common Stock in a secondary offering on December 12, 2007 of an aggregate (the “Secondary Sale”).   Only those items for which there has been a change since the Original Schedule 13D are included in this Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Consideration.  Not applicable to the Secondary Sale.

Item 4.  Purpose of Transaction.  Not applicable to the Secondary Sale.

Item 5.  Interest in Securities of the Issuer

(a) – (b)

See Rows 5-9 and 11 of the cover page for each Reporting Person.

(c)

There were no transactions by the Reporting Persons of Issuer’s Common Stock in the last 60 days other than the Secondary Sale described below.

Name	Date	Number of Shares Sold	Price
Enertech Capital Partners, L.P.	12/12/07	45,094	$29
Enertech Capital Partners II, L.P.	12/12/07	796,638	$29
ECP Interfund II, L.P.	12/12/07	30,387	$29
Enertech Capital Holding Company	12/12/07	1,170	$29

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain of the Issuer's stockholders, including certain Reporting Persons, entered into a registration rights agreement with the Issuer regarding registration of Issuer's Common Stock (the “Amended and Restated Registration Rights Agreement”).  Such Amended and Restated Registrations Rights Agreement also required stockholders who were a party to such agreement, including certain of the Reporting Persons, to enter into lock-up agreements (the “Secondary Sale Lock-up Agreement”) pursuant to which they agreed, not to sell, transfer, hedge or perform similar transactions with respect to Issuer’s remaining common stock beneficially owned by them for a specified period following the date of the underwriting agreement effecting a sale of securities pursuant to such Amended and Restated Registration Rights Agreement, except in limited circumstances.  The Secondary Sale Lock-up Agreement also contains provisions for extending the lock-up period under certain circumstances. Certain of the Reporting Persons are parties to the underwriting agreement (the “Underwriting Agreement”) effecting the Secondary Sale described herein.

Ungerer, one of the Reporting Persons, has received certain stock option grants and a restricted stock grant in connection with his service as member of the Board of Directors of Issuer.  Such restricted stock grant and shares exercisable within 60 days of December 12, 2007 pursuant to such options are reflected under sole voting and dispositive power rows on Ungerer’s individual chart page.

Other than as described in the Original Schedule 13D and this Amendment No. 1, the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits to this Amendment No. 1

Exhibit No.	Description
1.1

Underwriting Agreement entered into by and among the Issuer, the underwriters and certain stockholders (incorporated by reference to Exhibit 1.1 of the Comverge, Inc. Form S-1 filed on October 22, 2007).

10.1

Amended and Restated Registration Rights Agreement dated as of October 16, 2007 by and among Comverge, Inc. and certain stockholder (incorporated by reference to Exhibit 10.41 of the Comverge, Inc.  Form S-1 filed on October 22, 2007).

10.2

Lock-Up Agreement entered into by and among the underwriters and certain of the Issuer’s stockholders (incorporated by reference to Exhibit B of Exhibit 10.41 of the Comverge, Inc. Form S-1 filed on October 22, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2007
ENERTECH CAPITAL PARTNERS, L.P.
By: EnerTech Management, L.P., its General Partner
By: EnerTech Management Company, L.P., its General Partner
By: EnerTech Management Company Manager, LLC, its General Partner
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ENERTECH MANAGEMENT, L.P.
By: EnerTech Management Company, L.P., its General Partner
By: EnerTech Management Company Manager, LLC, its General Partner
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ENERTECH MANAGEMENT COMPANY L.P.
By: EnerTech Management Company Manager LLC, its General Partner
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ENERTECH MANAGEMENT COMPANY MANAGER LLC
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ENERTECH CAPITAL HOLDING COMPANY L.P.
By: EnerTech Capital Holding Company Manager LLC, its General Partner
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ENERTECH CAPITAL HOLDING COMPANY MANAGER LLC
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ENERTECH CAPITAL PARTNERS II, L.P.
By: ECP II Management L.P., its General Partner
By: ECP II Management LLC, its General Partner
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ECP II MANAGEMENT L.P.
By: ECP II Management LLC, its General Partner
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ECP II MANAGEMENT LLC
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ECP II INTERFUND L.P.
By: ECP II Management, LLC, its General Partner
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

SCOTT B. UNGERER
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

WILLIAM KINGSLEY
By: /s/ Phyllis Reid Phyllis Reid, Attorney-in-Fact

ROBERT E. KEITH
By: /s/ Pamela Strisofsky Pamela Strisofsky, Attorney-in-Fact

MARK J. DENINO
By: /s/ Pamela Strisofsky Pamela Strisofsky, Attorney-in-Fact